November 20, 2009

Mr. Terence O’Brien

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549-4631

Re	Gerdau S.A. Form 20-F/A for the fiscal year ended December 31, 2008 Filed July 21, 2009 Form 6-K filed August 6, 2009 File No. 001-14878

Dear Mr. O’Brien:

This letter responds to the comment letter (the “Comment Letter”) from the Staff of the Securities and Exchange Commission (the “Commission”) dated October 27, 2009, concerning the Annual Report filed on Form 20-F for the fiscal year ended December 31, 2008 filed on July 21, 2009 and Form 6-K filed August 6, 2009.

As noted below in our response, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be.  Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filings are materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

We would be pleased to discuss any aspect of these responses with you at your convenience.  Given the considerable lapse of time since the fiscal year end described in the Annual Report on Form 20-F and the date of these responses, we believe investors would not benefit from the resubmission of an amended 20-F reflecting the additional clarifications that we will provide in this letter. We intend, as we have in the past, to use these comments constructively to make appropriate adjustments in disclosure in each subsequent submission as part of our ongoing reporting obligations.

The following is the Company’s response to the Comment Letter.

Comment No 1

We note your response to comment 1 indicating you are a vertically integrated company and your mining operations are not material. Please remove all estimates or references to reserves similar to those disclosed on page 17 and all potential reserves as found on page 40 from your filing. Supplementally as support for your assertion your mining operations are not material, please provide your total assets values, total operating costs, and your internal transfer prices or revenues as allocated to your exploration, mining and concentrating and/or pelletizing facilities/properties, if any. This request would only include your iron ore, coal, and limestone operations, and any related concentrating, beneficiation or processing facilities, but not your blast furnaces, other downstream operations, or your corporate facilities.

Response:

In response to the Staff’s comment, we confirm we will revise future filings to remove from our filings all estimates or references to reserves similar to those disclosed on page 17 and all potential reserves as found on page 40.

Regarding your request for supplemental information regarding our mining operations, please find below the data which support our assertion that our mining operations are not material.  If these operations become material in the future, we will disclose the appropriate information according to Industry Guide 7.

	Asset Values		Total Operating Costs		Internal
		% of		% of	transfer prices
Assets	US$ million	Total	US$ million	Total	US$ / tonne
Iron Ore Mine	102.6	0.4%	28.1	0.2%	36
Coal Mine	17.7	0.1%	6.1	0.0%	64

Gerdau Consolidated Assets	25,268	100.0%	16,881	100.0%	NA	*

*Not applicable

Note: Figures as of and for the year ended December 31, 2008.

The Company does not have any limestone operations.

Comment No 2

We have read your response to comment 6 in our letter dated September 2, 2009. Please confirm to us you will revise future filings to disclose why a temporary reset of certain covenants was sought, and to disclose the actual amount achieved as of the most recent practicable date, as previously requested.

Response:

In response to the Staff’s comment, we confirm we will revise future filings to disclose why a temporary reset of certain covenants was sought and to disclose the actual amount achieved as of the most recent practicable date. Similar type of disclosure was already included in Note 10 of our 3rd quarter Condensed Consolidated Interim Financial Statements filed on Form 6-K dated November 9, 2009 and we confirm we will continue to include similar type of disclosure in future filings, along the following lines:

“In the second quarter of 2009 the Company’s management, based on projections which took into account the economic crisis and its impacts on the steel market worldwide, concluded that there was a possibility that the Company would temporarily be in default of certain covenants in some debt agreements at the end of the third or fourth quarters of 2009.

Therefore, as a proactive initiative, the Company developed a proposal for a temporary reset of the financial covenants and, during the second quarter of 2009, presented the proposal to its creditors involved in debt facilities subject to financial covenants. On June 22, 2009 the Company obtained approval of the financial covenants temporary reset from 100% of the affected creditors, representing 43 banks and a portion of US$ 3.7 billion of the Company’s total indebtedness.

The covenant reset would be in place in case of a covenant breach, which was the case on September 30, 2009.

Below are brief descriptions of both the financial covenants originally required in the Company’s debt agreements as well as the temporary reset financial covenants.

All covenants mentioned below are calculated based on the Consolidated Financial Statements under IFRS of Gerdau S.A., except item IV, which refers to the stand-alone financial statements of Metalúrgica Gerdau S.A. according to Brazilian GAAP, as described below:

I) Consolidated Interest Coverage Ratio — measures the interest expense payment capacity to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the EBITDA for the last 12 months should represent at least 3 times of the interest expense of the same period. As of September 30, 2009 such consolidated interest coverage ratio was 2.4 times;

II) Consolidated Leverage Ratio — measures the level of gross debt to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization). The contractual ratio indicates that the gross debt should not surpass 4 times the EBITDA for the last 12 months. As of September 30, 2009 such consolidated leverage ratio was 4 times;

III) Required Minimum Net Worth — measures the minimum net worth required in financial agreements. The contractual terms indicate that the net worth must be greater than R$3,759,200. As of September, 2009 the Company’s net worth was R$22,045,620; and

IV) Current Ratio — measures the company’s ability in fulfilling its short term obligations. The contractual terms indicate that the ratio of Current Assets divided by Current Liabilities must be greater than 0.8 times. As of September 30, 2009 the current ratio was 1.1 times.

Due to non-compliance of the original financial covenant described on item I above, comes into force, starting September 30, 2009, the temporary covenant reset, valid up to September 30, 2010, as described below:

a) Consolidated Interest Coverage Ratio — EBITDA for the last twelve months should represent at least 2.5 times of the net interest expense (interest expense minus interest income) of the same period. As of September 30, 2009 such covenant was 3.4 times;

b) Consolidated Leverage Ratio — Net debt (gross debt minus cash and cash equivalents) should not surpass 5 times EBITDA for the last 12 months. As of September 30, 2009 such covenant was 2.7 times;

c) Maximum Gross Debt of US$11 billion. As of September 30, 2009 such level was US$8.6 billion.

Pursuant to the financial agreements, the penalty for non-compliance with such financial covenants is the possibility of declaration of default by the creditors resulting in the acceleration of the maturity of the loans.”

Comment No 3

We have read your response to comment 10 in our letter dated September 2, 2009. Please clarify the information you propose to include in your table in future filings so readers can understand the specific market index that carries material loss exposure for the Company. For example, a 25% variation will impact non deliverable forwards by $44.5 million, but it is not clear what exchange rate variance will cause that to happen, e.g. will this happen if the US dollar increases 25% relative to the Euro, or if the US dollar decreases 25% relative to the Euro, or is it another set of currencies altogether? Please also confirm you will clarify in future filings whether you are netting gains and losses. For example, a disclosure that $50 million of losses in 2008 on foreign currency derivatives may cause readers to mistakenly believe that the activity was immaterial if in fact there was $500 million of currency derivative gains that were being netted against $550 million of currency derivative losses.

Response:

In response to the Staff’s comment, we confirm we will revise future filings to disclose the specific market index that carries material loss exposure for the Company and we will also clarify in future filings whether we are netting gains and losses. As a matter of providing to the readers all relevant details about transactions of non deliverable forwards, interest rate swaps and cross currency swaps and permitting investors to reach conclusions as to the materiality of such transactions, we will include in future filings disclosure about each transaction regarding non deliverable forwards, interest rate swaps and cross currency swaps.

Sensitivity analysis disclosure has already been included in Note 12.c of our 3rd quarter Condensed Consolidated Interim Financial Statements filed on Form 6-K dated November 9, 2009 and we confirm we will continue to include similar disclosure in future fillings, substantially along the following lines:

“Sensitivity analysis of interest rate swaps: the Company has interest rate swaps exposure for some of its loans and financing. The sensitivity analysis calculated by the Company considers the effects of either an increase or a decrease of …% in the interest rate (Libor), and its impacts on these swap valuations which are marked to market. The calculated impact considering this interest rate variation is, as of …, approximately US$ … million (R$ … as of …) which represents an increase or a decrease in these swap valuations which are marked to market.

Sensitivity analysis of currency swaps and NDF’s (Non Deliverable Forwards): the Company has currency swaps (cross currency swaps) and NDF’s exposure for some of its assets and liabilities. The sensitivity analysis calculated by the Company considers an effect of a …% Real depreciation or appreciation against theses currencies and its effects on these derivatives valuations which are marked to market.  The calculated impact considering this currency rate variation is, as of …, approximately US$ … million (R$ … as of …), which represents an increase or a decrease in these swap valuations which are marked to market.”

Comment No 4

We have read your response to comment 12 in our letter dated September 2, 2009. Please tell us and disclose in future filings the nature of the “other related costs” for which you recognized an impairment of R$101,469 during the second quarter of 2009. You have also told us that R$31,458 is for goodwill related to certain equity-method investments, for which you recognized an impairment of R$ 46,092. Please tell us and disclose in future filings the cash generating unit(s) attributable to this R$31,458 charge.

Response:

In response to the Staff’s comment, we confirm we will include in future filings additional impairment disclosures with the objective of explaining the nature of other related costs and the cash generating unit related to each impairment amount, as well as other information provided in our response to comment 12 in your letter dated September 2, 2009. Similar disclosure has already been included in Note 21 of our 3rd quarter Condensed Consolidated Interim Financial Statements filed in Form 6-K dated November 9, 2009, as follows:

Other related costs for which the Company recognized a loss of R$101,469 during the second quarter of 2009 are costs related to the closure of some mills, such as employee severance costs, pension plan costs, etc.

The impairment of certain equity-method investments is only related to the Specialty Steel cash generating unit, which is the same operating and reportable segment of the Company.

Comment No 5

Regarding goodwill impairment, for those cash generating units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these cash generating units, either individually or in the aggregate could materially impact your operating results, please provide the following disclosures for each of these cash generating units in future filings:

•                  Identify the cash generating unit(s).

•                  The percentage by which fair value exceeds the carrying value as of the most recent step-one test.

•                  The amount of goodwill.

•                  A description of the assumptions that drive the estimated fair value.

•                  A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•                  A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your cash generating units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

Response:

In response to the Staff’s comment, we confirm we will include similar disclosure, as presented in this response, in future filings about additional impairment disclosures for those cash generating units whose estimated fair value is not substantially in excess of the carrying value and to the extent that an impairment of the goodwill of these cash generating units could materially impact the Company’s operating results, substantially as follows:

“A cash-generating unit to which goodwill has been allocated shall be tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit. If the recoverable amount of the unit exceeds the carrying amount of the unit, the unit and the goodwill allocated to that unit shall be regarded as not impaired. Annually, in December, the Company performs goodwill impairment tests for all of its business segments, which represent the lowest level at which goodwill is monitored by management based on projections for expected discounted cash flows and which take into consideration the following assumptions: cost of capital, growth rate and adjustments used for perpetual cash flows, methodology for determining working capital, investment plans, and long-term economic-financial forecasts.

As of June 30, 2009, the Company had only one cash generating unit with estimated fair value not substantially in excess of the carrying value, which was the North America cash generating unit, which is the same operating and reportable segment of the Company. The recoverable amount of the North America segment exceeded its carrying value by approximately R$326 million or 3% of its carrying value at June 30, 2009 and the goodwill balance of the North America segment was R$6.1 billion.

The key assumptions used to determine the fair value of North America segment included: discount rates ranging from 12.5% to 13.25% using a mid-year convention and expected future growth rates ranging from 2% to 3% to derive terminal values as well as operating earnings margins, working capital levels, and asset lives used to generate future cash flows. Additionally, cash flow projections used in the determination of value in use of the North America segment are based on assumptions which are reflective of management’s best estimate of the future cash flow stream of the cash-generating units.

The impairment review process is subjective and requires significant judgment throughout the analysis. If the estimates or related assumptions (i.e. cash flow projections, discount rates, etc.) change in the future, the Company may be required to record additional impairment charges. Additionally, continued adverse conditions in the economy could continue to impact the valuation of the Company’s cash-generating units, which could trigger additional impairment of goodwill in future periods.

Examples of events or circumstances that would have a reasonably possible negative effect on the estimated fair value of the North America segment include:

•                  Strong volatility in equity and debt markets resulting in a higher discount rates;

•                  Unexpected downturn in the business environment (sales volumes and prices);

•                  Unanticipated competition (imports, new entrances, etc.);

•                  Deterioration in the relationship with unions;

•                  Idle or closure of an important steel mill;

•                  Unexpected regulatory changes;

•                  Other factors that reflect the cyclical nature of the Company’s business and the overall economic activity.”

Comment No 6

We note the R$426,420 impairment for property, plant and equipment. In future filings please disclose the carrying value of the assets associated with the affected business(es) so readers can understand the assets at risk.

Response:

In response to the Staff’s comment, we confirm we will include in future filings the carrying value of the assets associated with the affected business(es).

Comment No 7

We have read your response to comment 13 in our letter dated September 2, 2009. Based on what you have told us, it is not clear to us how you determined that there was no reasonable likelihood on July 21, 2009 of a material change in the estimates or assumptions used to calculate long-lived asset impairment losses. Given the magnitude of the charge, please confirm to us you will clarify in future filings the chronology as discussed in your response leading up to the impairment. Please be advised in the future that Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB Topic 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss.” In this regard, the fact decisions by management were still pending and analyses on impairment were still not conclusive on July 21, 2009, would not satisfy the aforementioned reporting requirements.

Response:

In response to the Staff’s comment, we confirm we will include in future filings the chronology as discussed in our response to comment 13 in your letter dated September 2, 2009. When conditions arise in which deteriorating conditions may result in a subsequent write-off, we will ensure that our future filings provide the necessary forewarning to our public investors.

***

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at +55.51.33232657 if you have any questions concerning this response letter.

Very truly yours,
GERDAU S.A.

By	/s/ Osvaldo Burgos Schirmer

Name: Osvaldo Burgos Schirmer
Title: Chief Financial Officer

Copy:  Jenn Do

Division of Corporation Finance